Exhibit 1

British American Tobacco p.l.c.

1 September 2026

TRANSACTION IN OWN SHARES

British American Tobacco p.l.c. (the “Company”) announces that in accordance with the authority granted by shareholders at the Company’s Annual General Meeting on 15 April 2026 it purchased the following number of its ordinary shares of 25 pence each (“Shares”) from Goldman Sachs International during the period from 24 August 2026 to 28 August 2026 as part of its buyback programme announced on 18 March 2024:

Date of purchase:	24 August 2026	25 August 2026	26 August 2026	27 August 2026	28 August 2026
Number of ordinary shares of 25 pence each purchased:	155,000	100,000	100,000	100,000	100,000
Highest price paid per share (pence):	4,185.00p	4,187.00p	4,226.00p	4,214.00p	4,163.00p
Lowest price paid per share (pence):	4,112.00p	4,110.00p	4,134.00p	4,169.00p	4,130.00p
Volume weighted average price paid per share (pence):	4,152.25p	4,136.11p	4,169.36p	4,193.27p	4,147.18p

The Company intends to cancel the purchased Shares.

Following the purchase and cancellation of these Shares, the Company will have 2,159,784,896 ordinary shares in issue (excluding treasury shares) which carry voting rights and will hold 132,648,864 ordinary shares in treasury. This information may be used by shareholders to determine whether they are required to notify their interest, or a change to their interest, in the Company under the FCA’s Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 as it applies in the UK, a schedule of individual trades carried out by Goldman Sachs International during the period set out above is detailed in the attached:

http://www.rns-pdf.londonstockexchange.com/rns/9255S_1-2026-9-1.pdf

http://www.rns-pdf.londonstockexchange.com/rns/9255S_2-2026-9-1.pdf

http://www.rns-pdf.londonstockexchange.com/rns/9255S_3-2026-9-1.pdf

http://www.rns-pdf.londonstockexchange.com/rns/9255S_4-2026-9-1.pdf

http://www.rns-pdf.londonstockexchange.com/rns/9255S_5-2026-9-1.pdf

Enquiries:

Investor Relations

Victoria Buxton | IR_team@bat.com

Schedule of purchases - aggregate information

Issuer name	ISIN Code	Transaction date	Daily total volume (in number of shares)	Daily weighted average price of shares acquired	Platform
British American Tobacco p.l.c.	GB0002875804	24/08/2026	155,000	4,152.25p	LSE
British American Tobacco p.l.c.	GB0002875804	24/08/2026	0	0.00p	CHIX
British American Tobacco p.l.c.	GB0002875804	24/08/2026	0	0.00p	BATE
British American Tobacco p.l.c.	GB0002875804	25/08/2026	100,000	4,136.11p	LSE
British American Tobacco p.l.c.	GB0002875804	25/08/2026	0	0.00p	CHIX
British American Tobacco p.l.c.	GB0002875804	25/08/2026	0	0.00p	BATE
British American Tobacco p.l.c.	GB0002875804	26/08/2026	100,000	4,169.36p	LSE
British American Tobacco p.l.c.	GB0002875804	26/08/2026	0	0.00p	CHIX
British American Tobacco p.l.c.	GB0002875804	26/08/2026	0	0.00p	BATE
British American Tobacco p.l.c.	GB0002875804	27/08/2026	100,000	4,193.27p	LSE
British American Tobacco p.l.c.	GB0002875804	27/08/2026	0	0.00p	CHIX
British American Tobacco p.l.c.	GB0002875804	27/08/2026	0	0.00p	BATE
British American Tobacco p.l.c.	GB0002875804	28/08/2026	100,000	4,147.18p	LSE
British American Tobacco p.l.c.	GB0002875804	28/08/2026	0	0.00p	CHIX
British American Tobacco p.l.c.	GB0002875804	28/08/2026	0	0.00p	BATE